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                             October 18, 2022

       Hope Taitz
       Chief Executive Officer
       Aequi Acquisition Corp.
       500 West Putnam Avenue, Suite 400
       Greenwich, CT 06830

                                                        Re: Aequi Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed September 30,
2022
                                                            File No. 001-39715

       Dear Hope Taitz:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed September 30, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this
fact could impact your ability to complete your initial
                                                        business combination.
For instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should
                                                        the transaction be
subject to review by a U.S. government entity, such as the Committee on Foreign Investment
in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the
pool of potential targets with which you could complete an initial business combination
may be limited. Further, disclose that the time necessary for government review of
the transaction or a decision to prohibit the transaction could prevent you from
completing an initial business combination and require you to liquidate.
                                                        Disclose the
consequences of liquidation to investors, such as the losses of the investment
 Hope Taitz
Aequi Acquisition Corp.
October 18, 2022
Page 2
      opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Risk Factors, page 12

2. We note the discussion of the Inflation Reduction Act on page 12 and the statement that any redemption or repurchase that occurs after December 31, 2022 may be subject to the excise tax. Please advise us of the factors or considerations that will determine whether the excise tax, if required to be paid in connection with redemptions, would be required to be paid using funds from the trust account, as distinguished from other sources of funds.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 if you
have any questions regarding these comments.



                                                           Sincerely,
FirstName LastNameHope Taitz
                                                           Division of
Corporation Finance
Comapany NameAequi Acquisition Corp.
                                                           Office of Real
Estate & Construction
October 18, 2022 Page 2
cc:       Shang Jiang, Esq.
FirstName LastName